UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Request for certification in the Corporate Governance Program for State-Owned
Companies and studies for joining the special listing segment Level 2 of B3

Rio de Janeiro, June 05, 2017 – Petróleo Brasileiro S.A. – Petrobras informs that, after promoting, in the last months, a series of measures to improve its corporate governance, requested B3 (former BMF&BOVESPA), last Friday, June 02, for its certification in the scope of the Corporate Governance Program for
State-Owned Companies (“Program”).
For the intended certification, the company must comply with the corporate governance measures set forth in the Program, such as:
(i) guidelines on the composition of the Board of Directors, Executive Board and
Audit Committee, such as diversity of experience and qualification as well as a minimum of 30% of independent members in the Board of Directors;
(ii) establishment of internal mechanisms to avoid the performance of administrators to benefit public policies which go beyond the public interest set forth in its law of organization and in corporate purpose;
(iii) improvement of the information disclosed in the Reference Form, such as prior and clear definition of the public policies and guidelines to be pursued by the State-Run Company; and
(iv) commitment by the Public Comptroller to the governance practices and care in the treatment of the information of which it is aware.
The documents and the set of information sent by Petrobras shall be analyzed by the Executive Office of Regulation of Issuers (Diretoria de Regulação de
Emissores) of B3, which will issue an opinion on the Company’s request.
Additionally, the Company informs that it started to conduct studies in order to join the special segment Level 2 of B3, with the objective of implementing corporate governance measures that go beyond those required by the Brazilian
Corporation Law (Lei das S.A and Law 13.303/16), established by legal statute of state-owned companies. Effective joining will depend on obtaining the approvals of all necessary external bodies, in addition to execution, with
B3, of the Agreement of Participation in Level 2 of Corporate Governance.
The initiatives to join the Program and Level 2 of B3 reaffirm Petrobras’
commitment to continuous improvement of its governance, as well as alignment with best market practices.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: June 5, 2017.	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer